UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2008.
Commission File Number: 001-31221
Total number of pages: 5

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Announcement of Outcome of Share Repurchase.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: December 12, 2008	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

NTT DoCoMo, Inc
Sanno Park Tower
2-11-1 Nagata-cho
Chiyoda-ku, Tokyo
100-6150, Japan
For Immediate Release
Outcome of Share Repurchase
TOKYO, JAPAN, December 12, 2008 — NTT DOCOMO, INC. announced today the following outcome of its share repurchase under Article 156 of the Company Law.
1.	Reason for share repurchase
To improve capital efficiency and to implement flexible capital policies in accordance with the business environment.
2.	Details of share repurchase
(1) Class of shares: Common stock
(2) Period for share repurchase: From November 17, 2008 to December 12, 2008
(3) Aggregate number of shares repurchased: 306,189 shares
(4) Aggregate price of shares repurchased: 49,997,452,900 yen
(5) Method of repurchase: Purchase on the Tokyo Stock Exchange
(Note 1)
The above repurchase of shares was approved by DOCOMO’s shareholders at the 17th annual general meeting of shareholders, which was held on June 20, 2008. The summary of the resolution is as follows:
—Class of Shares to be repurchased: Common Stock
—Aggregate number of shares to be repurchased: Up to 900,000 shares
—Aggregate price of shares to be repurchased: Up to 150,000,000,000 yen
(Note 2)
Aggregate number and aggregate price of shares repurchased since the shareholders resolution on June 20, 2008 are as follows:
—Aggregate number of shares repurchased: 306,189 shares
—Aggregate price of shares repurchased: 49,997,452,900 yen

For further information, please contact:
Masaki Okamura or Naoko Minobe
International PR
Public Relations Department
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
Website: www.nttdocomo.com
Inquiries may also be made through the following URL:
http://www.nttdocomo.com/contact
About NTT DOCOMO
NTT DOCOMO is the world’s leading mobile communications company. DOCOMO serves over 53 million customers, including 46 million people subscribing to FOMATM, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DOCOMO also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by 48 million people. With the addition of credit-card and other e-wallet functions, DOCOMO mobile phones have become highly versatile tools for daily life. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.
i-mode and FOMA are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries.
NTT DOCOMO’s FOMA service is only available to subscribers in Japan.